Exhibit 99.2
September 30, 2006
Management’s Discussion and Analysis

Third quarter report
for the period ended September 30, 2006
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) for EnCana Corporation (“EnCana” or the “Company”) should be read with the unaudited Interim Consolidated Financial Statements (“Interim Consolidated Financial Statements”) for the period ended September 30, 2006, as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2005. Readers should also read the “Forward-Looking Statements” legal advisory contained at the end of this MD&A.
The Interim Consolidated Financial Statements and comparative information have been prepared in United States dollars, except where another currency has been indicated, and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Production and sales volumes are presented on an after royalties basis consistent with U.S. protocol reporting. This MD&A is dated October 24, 2006.
Readers can find the definition of certain terms used in this MD&A in the disclosure regarding Oil and Gas Information and Currency, Non-GAAP Measures and References to EnCana contained in the Advisories section located at the end of this MD&A.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
EnCana’s Business
EnCana is a leading independent North American oil and gas company.
EnCana operates two continuing businesses:
•	Upstream, which includes the Company’s exploration for, and development and production of, natural gas, crude oil, and natural gas liquids (“NGLs”) and other related activities. The majority of the Company’s Upstream operations are located in Canada and the United States. Frontier and International New Ventures exploration is mainly focused on opportunities in Chad, Brazil, the Middle East, Greenland and France; and
•	Market Optimization, which is focused on enhancing the sale of EnCana’s production. As part of these activities, Market Optimization buys and sells third party products to enhance EnCana’s operating flexibility for transportation commitments, product type, delivery points and customer diversification.
2006 versus 2005 Results Review
EnCana pursues predictable, profitable growth from a portfolio of long-life resource plays in Canada and the United States.
In the third quarter of 2006 compared to the third quarter of 2005, EnCana:
•	Grew total North American sales volumes 3 percent to 4,262 million cubic feet (“MMcf”) of gas equivalent per day (“MMcfe/d”);

•	Grew natural gas sales by 4 percent to 3,359 MMcf/d;

•	Reported a 21 percent decrease in natural gas prices to $5.75 per Mcf. Realized natural gas prices, including the impact of financial hedging, averaged $6.57 per Mcf, a decrease of 5 percent;

•	Achieved third quarter sales of approximately 47,900 barrels per day (“bbls/d”) at EnCana’s three steam-assisted gravity drainage (“SAGD”) projects (Foster Creek, Christina Lake and Senlac). Production at Foster Creek in the third quarter of 2006 was approximately 37,100 bbls/d compared to approximately 27,000 bbls/d in the same period in 2005;

•	Increased production from key resource plays by 12 percent;

•	Reported operating costs of $0.84 per Mcfe representing a 22 percent increase mainly due to the higher value of the Canadian dollar, increased electricity costs and workovers;

•	Completed the sale of its 50 percent interest in the Chinook heavy oil discovery offshore Brazil for approximately $350 million plus adjustments and recorded a gain on sale of approximately $255 million after-tax;

•	Increased net earnings by 411 percent to $1.4 billion mainly due to the unrealized mark-to-market gains and the Brazil gain on sale; and

•	Purchased 17.4 million common shares at an average price of $51.95 per share under the Normal Course Issuer Bid (“NCIB”) for a total cost of $900 million.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
In the nine months 2006 compared to the nine months 2005, EnCana:
•	Grew total North American sales volumes 4 percent to 4,287 MMcfe/d;

•	Grew natural gas sales by 5 percent to 3,354 MMcf/d;

•	Achieved year-to-date sales of approximately 46,900 bbls/d at EnCana’s three SAGD projects. Production at Foster Creek in the nine months of 2006 averaged over 35,500 bbls/d compared to approximately 27,100 bbls/d in the same period in 2005;

•	Added two new key resource plays — a natural gas play at Bighorn in west central Alberta and an in-situ oilsands project at Christina Lake in northeast Alberta;

•	Increased production from key resource plays by 14 percent;

•	Reported operating costs of $0.82 per Mcfe representing a 24 percent increase mainly due to the higher value of the Canadian dollar, increased industry activity, electricity costs and workovers;

•	Increased cash flow by 10 percent to $5.4 billion;

•	Increased net earnings by 371 percent to $5.0 billion;

•	Completed the sale of EnCana’s Ecuador assets for approximately $1.4 billion, the first stage of the sale of EnCana’s natural gas storage operations for approximately $1.3 billion, the sale of the Entrega Pipeline for approximately $244 million and the sale of the Brazil Chinook discovery for approximately $350 million; and

•	Approved two 30,000 bbls/d expansions at Foster Creek, the first to start up late 2008 and the second by late 2009.
On October 5, 2006 EnCana and ConocoPhillips announced an agreement to create an integrated, North American heavy oil business consisting of upstream and downstream assets. The transaction, which is subject to the execution of final definitive agreements and regulatory approvals, is expected to close January 2, 2007.
EnCana also builds shareholder value through financial discipline, strength and flexibility. In the nine months 2006, EnCana:
•	Purchased 61.1 million common shares at an average price of $48.67 per share under the NCIB for a total cost of $3.0 billion;

•	Repaid revolving long-term debt of $512 million and fixed rate long-term debt of $73 million; and

•	Reduced Net Debt to Capitalization to 25 percent from 33 percent and Net Debt to Adjusted EBITDA to 0.5x from 1.1x at December 31, 2005.
Business Environment
NATURAL GAS

	Three Months Ended			Nine Months Ended			Year
	September 30			September 30			Ended
Natural Gas Price Benchmarks	2006 vs			2006 vs
(Average for the period)	2006	2005	2005	2006	2005	2005	2005

AECO Price (C$/Mcf)	$6.03	-26%	$8.17	$7.19	-3%	$7.41	$8.48
NYMEX Price ($/MMBtu)	6.58	-22%	8.49	7.45	4%	7.16	8.62
Rockies (Opal) Price ($/MMBtu)	5.30	-21%	6.71	5.95	-2%	6.08	6.96
Basis Differential ($/MMBtu)
AECO/NYMEX	1.18	-32%	1.74	1.10	-2%	1.12	1.59
Rockies/NYMEX	1.28	-28%	1.78	1.50	39%	1.08	1.66

A warmer than normal summer and lower prices in the third quarter have helped to reduce the natural gas storage overhang from approximately 600 Bcf as of March 31, 2006 to approximately 360 Bcf as of September 29, 2006. However, this storage surplus contributed to the downward trend in NYMEX gas prices with the third quarter of 2006 averaging $6.58/MMBtu, 22 percent lower than the same period in 2005.
The lower average AECO gas price in the third quarter of 2006 compared with the same period in 2005 can be attributed to the decrease in the NYMEX gas price and a stronger Canadian dollar partially offset by the narrowing of the AECO/NYMEX basis differential. A lower average Rockies (Opal) gas price in the third quarter of 2006 compared to the third quarter of 2005 can be attributed to a lower NYMEX gas price partially offset by a reduced Rockies/NYMEX basis differential. Increased demand in the Rockies region during the summer (July through September) relieved some of the pressure that supply growth in the Rockies had

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
exerted on an already highly utilized pipeline grid. This allowed the Rockies basis differential to strengthen in the third quarter compared to the same period last year. However, this continued supply growth in the Rockies is expected to put further downward pressure on the Rockies basis in the future. EnCana has taken steps to mitigate its projected Rockies price risk from the impact of further deterioration in the Rockies basis differential through the use of financial instrument hedging positions, the details of which are disclosed in Note 14 of the Interim Consolidated Financial Statements.
CRUDE OIL

	Three Months Ended			Nine Months Ended			Year
	September 30			September 30			Ended
Crude Oil Price Benchmarks	2006 vs			2006 vs
(Average for the period) ($/bbl)	2006	2005	2005	2006	2005	2005	2005
WTI	$70.54	11%	$63.31	$68.26	23%	$55.61	$56.70
WCS	51.71	14%	45.24	46.55	28%	36.44	36.39
Differential — WTI/WCS	18.83	4%	18.07	21.71	13%	19.17	20.31

Concerns over geopolitical events and U.S. gasoline supplies combined to propel the West Texas Intermediate (“WTI”) price above the $70 per bbl level for most of the third quarter. Concerns over Iran’s nuclear program, shut-in of Nigerian production due to militant attacks and the ongoing instability in Iraq underscored worries about crude supplies. By the end of the third quarter, crude oil prices had fallen back to the $60 per bbl level as a lack of hurricane activity allowed U.S. refiners to build petroleum product inventories.
Canadian heavy oil differentials in the third quarter were comparable with the same period in 2005 owing to seasonal strength in asphalt and residual fuel oil markets supporting prices for Canadian heavy crude oil. The Western Canadian Select (“WCS”) average sales price was 73 percent of WTI for the third quarter of 2006 compared to 71 percent of WTI in the same period of 2005.
U.S./CANADIAN DOLLAR EXCHANGE RATES
The impacts of currency fluctuations on EnCana’s results should be considered when analyzing the Interim Consolidated Financial Statements. The value of the Canadian dollar increased by 7 percent or $0.059 to an average of US$0.892 in the third quarter of 2006 from an average of US$0.833 in the same period in 2005.
As a result, EnCana has reported an additional $5.90 of costs for every hundred Canadian dollars spent on capital projects, operating expenses and administrative expenses in the third quarter of 2006 relative to the third quarter of 2005. However, revenues were relatively unaffected by fluctuations in the U.S./Canadian dollar exchange rate because the commodity prices received by EnCana are largely based in U.S. dollars or in Canadian dollars at prices which are closely tied to the value of the U.S. dollar.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006

	Three Months Ended	Nine Months Ended
	September 30, 2006	September 30, 2006	Year Ended 2005
Average U.S./Canadian dollar exchange rate	$0.892	$0.883	$0.825

Average U.S./Canadian dollar exchange rate for prior year	$0.833	$0.817	$0.768

Increase in reported capital, operating and administrative expenditures caused solely by fluctuations in exchange rates, for every hundred Canadian dollars spent	$5.90	$6.60	$5.70

Acquisitions and Divestitures
In keeping with EnCana’s North American resource play strategy, the Company completed the following significant divestitures in 2006:
Three Months Ended March 31
•	The sale of the Entrega Pipeline located in Colorado on February 23 for approximately $244 million; and

•	The sale of its interests in Ecuador on February 28 for approximately $1.4 billion subject to post-closing adjustments.
Three Months Ended June 30
•	The sale of the first stage of EnCana’s gas storage business on May 12 for approximately $1.3 billion subject to post-closing adjustments. The second stage is expected to close following receipt of California regulatory approvals, which are expected later this year.
Three Months Ended September 30
•	The sale of its 50 percent interest in the Chinook heavy oil discovery offshore Brazil on August 16 for approximately $350 million subject to post-closing adjustments.
Proceeds from these divestitures were directed primarily to the purchase of shares under EnCana’s NCIB and debt reduction.
In the third quarter of 2006, EnCana made the decision to divest its assets in Chad and Northern Canada as part of its ongoing program to manage and optimize its portfolio of assets.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Consolidated Financial Results

	Three Months Ended			Nine Months Ended			Year
	September 30			September 30			Ended
	2006 vs			2006 vs
($ millions, except per share amounts)	2006	2005	2005	2006	2005	2005	2005
Total Consolidated

Cash Flow (1)	$1,894	-2%	$1,931	$5,400	10%	$4,916	$7,426
- per share — diluted	2.30	5%	2.20	6.39	16%	5.50	8.35

Net Earnings	1,358	411%	266	4,989	371%	1,060	3,426
- per share — basic	1.68	442%	0.31	6.02	398%	1.21	3.95
- per share — diluted	1.65	450%	0.30	5.90	396%	1.19	3.85

Operating Earnings (2)	1,078	53%	704	2,596	32%	1,970	3,241
- per share — diluted	1.31	64%	0.80	3.07	40%	2.20	3.64

Continuing Operations

Cash Flow from Continuing Operations (1)	1,883	3%	1,823	5,301	16%	4,572	6,962

Net Earnings from Continuing Operations	1,343	286%	348	4,408	359%	960	2,829
- per share — basic	1.66	305%	0.41	5.32	384%	1.10	3.26
- per share — diluted	1.63	308%	0.40	5.21	387%	1.07	3.18

Operating Earnings from Continuing Operations (2)	1,064	45%	733	2,565	41%	1,819	3,048

Revenues, Net of Royalties	3,921	31%	2,982	12,395	47%	8,406	14,266

(1)	Cash Flow and Cash Flow from Continuing Operations are non-GAAP measures and are described and discussed under “Cash Flow”.

(2)	Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures and are described and discussed under “Operating Earnings”.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Consolidated Financial Results (continued)
Quarterly Summary

	2006			2005				2004
($ millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Cash Flow (1)	$1,894	$1,815	$1,691	$2,510	$1,931	$1,572	$1,413	$1,491
- per share — diluted	2.30	2.15	1.96	2.88	2.20	1.76	1.55	1.60

Net Earnings	1,358	2,157	1,474	2,366	266	839	(45)	2,580
- per share — basic	1.68	2.60	1.74	2.77	0.31	0.96	(0.05)	2.81
- per share — diluted	1.65	2.55	1.70	2.71	0.30	0.94	(0.05)	2.77

Operating Earnings (2)	1,078	824	694	1,271	704	655	611	573
- per share — diluted	1.31	0.98	0.80	1.46	0.80	0.73	0.67	0.62

Continuing Operations

Cash Flow from Continuing Operations (1)	1,883	1,839	1,579	2,390	1,823	1,502	1,247	1,358

Net Earnings from Continuing Operations	1,343	1,593	1,472	1,869	348	774	(162)	1,055
- per share — basic	1.66	1.92	1.74	2.19	0.41	0.89	(0.18)	1.15
- per share — diluted	1.63	1.88	1.70	2.14	0.40	0.87	(0.18)	1.13

Operating Earnings from Continuing Operations (2)	1,064	841	660	1,229	733	611	475	513

Revenues, Net of Royalties	3,921	3,804	4,670	5,860	2,982	3,386	2,038	3,542

(1)	Cash Flow and Cash Flow from Continuing Operations are non-GAAP measures and are described and discussed under “Cash Flow”.

(2)	Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures and are described and discussed under “Operating Earnings”.
CASH FLOW
Cash flow measures are considered non-GAAP but are commonly used in the oil and gas industry to assist management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations. The calculation of cash flow is disclosed in the Consolidated Statement of Cash Flows in the Interim Consolidated Financial Statements.
Three Months Ended September 30
EnCana’s third quarter 2006 cash flow was $1,894 million, relatively unchanged from the third quarter of 2005. Cash flow from continuing operations increased $60 million as a result of higher liquids prices, realized financial commodity hedge gains and higher natural gas sales volumes offset by lower natural gas prices and higher operating expenses. Cash flow from discontinued operations was $11 million in the third quarter, a decrease of $97 million from the third quarter of 2005.
The increase in cash flow from continuing operations resulted from:
•	Average North American liquids prices, excluding financial hedges, increased 9 percent to $50.37 per bbl in the third quarter of 2006 compared to $46.16 per bbl in the same period in 2005;

•	North American natural gas sales volumes in the third quarter of 2006 increased 4 percent to 3,359 MMcf/d from 3,222 MMcf/d in the same period in 2005; and

•	Realized financial commodity hedging gains were $133 million after-tax (natural gas $167 million gain; crude oil $34 million loss) in the third quarter of 2006 compared with losses of $132 million after-tax (natural gas $85 million loss; crude oil $47 million loss) in the same period in 2005.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
The increase in cash flow from continuing operations was partially reduced by:
•	Average North American natural gas prices, excluding financial hedges, decreased 21 percent to $5.75 per Mcf in the third quarter of 2006 compared to $7.29 per Mcf in the same period in 2005;

•	Operating expenses increased 13 percent to $420 million in the third quarter of 2006 compared with $371 million in the same period in 2005; and

•	The current tax provision of $152 million in the third quarter of 2006 compared to $155 million in the same period in 2005. In addition, cash taxes of $49 million in 2006 relating to the sale of the Brazil assets are included in cash flow from investing activities.
Nine Months Ended September 30
EnCana’s nine months 2006 cash flow was $5,400 million, an increase of $484 million or 10 percent from the same period in 2005. Cash flow from continuing operations increased $729 million or 16 percent as a result of higher liquids prices, realized financial commodity hedge gains and higher natural gas sales volumes in 2006 partially reduced by increased operating costs and higher cash taxes. Cash flow from discontinued operations was $99 million for the nine months, a decrease of $245 million from the same period in 2005.
The increase in cash flow from continuing operations resulted from:
•	Average North American liquids prices, excluding financial hedges, increased 27 percent to $45.36 per bbl in the nine months of 2006 compared to $35.82 per bbl in the same period in 2005;

•	North American natural gas sales volumes in the nine months of 2006 increased 5 percent to 3,354 MMcf/d from 3,193 MMcf/d in the same period in 2005; and

•	Realized financial commodity hedging gains were $103 million after-tax (natural gas $197 million gain; crude oil $94 million loss) in the nine months of 2006 compared with losses of $212 million after-tax (natural gas $72 million loss; crude oil $140 million loss) in the same period in 2005.
The increase in cash flow from continuing operations was partially reduced by:
•	Operating expenses increased 24 percent to $1,227 million in the nine months of 2006 compared with $986 million in the same period in 2005; and

•	An increase in the current tax provision of $345 million to $780 million in the nine months of 2006 compared with $435 million in the same period in 2005. In addition, cash taxes of $49 million in 2006 and $591 million in 2005 relating to the sale of assets are included in cash flow from investing activities.
NET EARNINGS
EnCana’s nine months 2006 net earnings were $4,989 million compared with $1,060 million in the same period in 2005. Net earnings for the period include unrealized mark-to-market gains after-tax of $1,275 million (2005 — losses after-tax of $1,023 million) and the effect of the tax rate reduction of $457 million (2005 — nil). In addition, net earnings from discontinued operations increased $481 million to $581 million mainly due to the gain on sale of the gas storage assets in the nine months of 2006 offset partially by the loss on sale of Ecuador (discussed in the Discontinued Operations section of this MD&A).
Three Months Ended September 30
EnCana’s third quarter 2006 net earnings from continuing operations were $1,343 million, an increase of $995 million compared with 2005. In addition to the items affecting cash flow as detailed previously, significant items affecting net earnings were:
•	Unrealized mark-to-market gains of $282 million after-tax (natural gas $227 million gain; crude oil and other $55 million gain) in 2006 compared with losses of $551 million after-tax (natural gas $586 million loss; crude oil and other $35 million gain) in 2005;

•	A gain on sale of approximately $255 million after-tax from the sale of a 50 percent interest in the Chinook heavy oil discovery offshore Brazil;

•	Lower interest expense in 2006 of $136 million mainly due to a one time charge of $121 million in 2005 related to the early retirement of long-term debt;

•	An increase in depreciation, depletion and amortization (“DD&A”) of $121 million as a result of the higher value of the Canadian dollar, higher DD&A rates and increased sales volumes; and

•	Unrealized foreign exchange losses of $3 million after-tax in 2006 compared with gains of $166 million after-tax in 2005.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Nine Months Ended September 30
Net earnings from continuing operations for the nine months 2006 were $4,408 million, an increase of $3,448 million compared with 2005. In addition to the items affecting cash flow as detailed previously, significant items affecting net earnings were:
•	Unrealized mark-to-market gains of $1,258 million after-tax (natural gas $1,191 million gain; crude oil and other $67 million gain) in 2006 compared with losses of $972 million after-tax (natural gas $951 million loss; crude oil and other $21 million loss) in 2005;

•	Lower interest expense in 2006 of $166 million mainly due to a one time charge of $121 million in 2005 related to the early retirement of long-term debt;

•	An increase in DD&A of $328 million as a result of the higher value of the Canadian dollar, higher DD&A rates and increased sales volumes; and

•	A decrease in future income taxes due to Canadian federal and provincial tax rate reductions of $457 million.
OPERATING EARNINGS
Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures that adjust net earnings and net earnings from continuing operations by non-operating items that Management believes reduce the comparability of the Company’s underlying financial performance between periods. The following reconciliation of Operating Earnings and Operating Earnings from Continuing Operations has been prepared to provide investors with information that is more comparable between periods.
Summary of Total Operating Earnings

	Three Months Ended			Nine Months Ended			Year
	September 30			September 30			Ended
	2006 vs			2006 vs
($ millions)	2006	2005	2005	2006	2005	2005	2005

Net Earnings, as reported	$1,358	411%	$266	$4,989	371%	$1,060	$3,426
Add back (losses) & deduct gains:
- Unrealized mark-to-market accounting gain (loss), after-tax	285	147%	(604)	1,275	225%	(1,023)	(277)
- Unrealized foreign exchange gain (loss) on translation of Canadian issued U.S. dollar debt, after-tax (1)	(3)	-102%	166	128	13%	113	92
- Gain (loss) on sale of discontinued operations, after-tax	(2)	—	—	533	—	—	370
- Future tax recovery due to tax rate reductions	—	—	—	457	—	—	—

Operating Earnings (2) (3)	$1,078	53%	$704	$2,596	32%	$1,970	$3,241

(1)	The majority of the unrealized gains or losses that relate to U.S. dollar debt issued in Canada are for debt with maturity dates in excess of 5 years.

(2)	Operating Earnings is a non-GAAP measure that shows net earnings excluding the after-tax gain or loss from the disposition of discontinued operations, the after-tax effects of unrealized mark-to-market accounting for derivative instruments, the after-tax gain or loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the changes in statutory income tax rates.

(3)	Unrealized gains or losses have no impact on cash flow.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Summary of Total Operating Earnings (continued)

	Three Months Ended			Nine Months Ended			Year
	September 30			September 30			Ended
	2006 vs			2006 vs
($ per Common Share - Diluted)	2006	2005	2005	2006	2005	2005	2005

Net Earnings, as reported	$1.65	450%	$0.30	$5.90	396%	$1.19	$3.85
Add back (losses) & deduct gains:
- Unrealized mark-to-market accounting gain (loss), after-tax	0.34	149%	(0.69)	1.51	232%	(1.14)	(0.31)
- Unrealized foreign exchange gain (loss) on translation of Canadian issued U.S. dollar debt, after-tax (1)	—	—	0.19	0.15	15%	0.13	0.10
- Gain on sale of discontinued operations, after-tax	—	—	—	0.63	—	—	0.42
- Future tax recovery due to tax rate reductions	—	—	—	0.54	—	—	—

Operating Earnings (2) (3)	$1.31	64%	$0.80	$3.07	40%	$2.20	$3.64

(1)	The majority of the unrealized gains or losses that relate to U.S. dollar debt issued in Canada are for debt with maturity dates in excess of 5 years.

(2)	Operating Earnings is a non-GAAP measure that shows net earnings excluding the after-tax gain or loss from the disposition of discontinued operations, the after-tax effects of unrealized mark-to-market accounting for derivative instruments, the after-tax gain or loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the changes in statutory income tax rates.

(3)	Unrealized gains or losses have no impact on cash flow.
Summary of Operating Earnings from Continuing Operations

	Three Months Ended			Nine Months Ended			Year
	September 30			September 30			Ended
	2006 vs			2006 vs
($ millions)	2006	2005	2005	2006	2005	2005	2005

Net Earnings from Continuing Operations, as reported	$1,343	286%	$348	$4,408	359%	$960	$2,829
Add back (losses) & deduct gains:
- Unrealized mark-to-market accounting gain (loss), after-tax	282	151%	(551)	1,258	229%	(972)	(311)
- Unrealized foreign exchange gain (loss) on translation of Canadian issued U.S. dollar debt, after-tax (1)	(3)	-102%	166	128	13%	113	92
- Future tax recovery due to tax rate reductions	—	—	—	457	—	—	—

Operating Earnings from Continuing Operations (2) (3)	$1,064	45%	$733	$2,565	41%	$1,819	$3,048

(1)	The majority of the unrealized gains or losses that relate to U.S. dollar debt issued in Canada are for debt with maturity dates in excess of 5 years.

(2)	Operating Earnings from Continuing Operations is a non-GAAP measure that shows net earnings from continuing operations excluding the after-tax effects of unrealized mark-to-market accounting for derivative instruments, the after-tax gain or loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the changes in statutory income tax rates.

(3)	Unrealized gains or losses have no impact on cash flow.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
RESULTS OF OPERATIONS
Upstream Operations

Financial Results from Continuing Operations
Three Months Ended September 30
($ millions)	2006				2005
	Produced	Crude Oil			Produced	Crude Oil
	Gas	& NGLs	Other	Total	Gas	& NGLs	Other	Total
Revenues, Net of Royalties	$2,037	$650	$75	$2,762	$2,043	$561	$76	$2,680
Expenses
Production and mineral taxes	65	14	—	79	96	11	—	107
Transportation and selling	138	21	—	159	119	14	—	133
Operating	221	109	71	401	190	73	85	348

Operating Cash Flow	$1,613	$506	$4	2,123	$1,638	$463	$(9)	2,092

Depreciation, depletion and amortization				770				649

Segment Income				$1,353				$1,443

Financial Results from Continuing Operations
Nine Months Ended September 30
($ millions)	2006				2005
	Produced	Crude Oil			Produced	Crude Oil
	Gas	& NGLs	Other	Total	Gas	& NGLs	Other	Total
Revenues, Net of Royalties	$6,187	$1,786	$229	$8,202	$5,525	$1,293	$195	$7,013
Expenses
Production and mineral taxes	228	41	—	269	254	37	—	291
Transportation and selling	394	56	—	450	345	45	—	390
Operating	670	290	217	1,177	525	222	189	936

Operating Cash Flow	$4,895	$1,399	$12	6,306	$4,401	$989	$6	5,396

Depreciation, depletion and amortization				2,282				1,957

Segment Income				$4,024				$3,439

Upstream Revenues
Three Months Ended September 30
Revenues, net of royalties, increased in the third quarter of 2006 compared with the same period in 2005 due to:
•	A 9 percent increase in North American liquids prices and a 4 percent increase in North American natural gas volumes; and

•	Realized financial commodity hedging gains totaled $206 million in the third quarter of 2006 compared to losses of $196 million for the same period in 2005.
Nine Months Ended September 30
Revenues, net of royalties, increased in the nine months 2006 compared with the same period in 2005 as a result of:
•	A 27 percent increase in North American liquids prices combined with a slight increase in liquids sales volumes;

•	A 5 percent increase in North American natural gas sales volumes; and

•	Realized financial commodity hedging gains totaled $157 million in the nine months of 2006 compared to losses of $330 million for the same period in 2005.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Revenue Variances for 2006 Compared to 2005 from Continuing Operations

Three Months Ended September 30
($ millions)

	2005 Revenues,	Revenue		2006 Revenues,
	Net of	Variances in:		Net of
	Royalties	Price (1)	Volume	Royalties

Produced Gas
Canada	$1,317	$(38)	$23	$1,302
United States	726	(51)	60	735

Total Produced Gas	$2,043	$(89)	$83	$2,037

Crude Oil and NGLs
Canada	$490	$76	$8	$574
United States	71	16	(11)	76

Total Crude Oil and NGLs	$561	$92	$(3)	$650

(1)	Includes the impact of realized financial hedging.

Nine Months Ended September 30
($ millions)

	2005 Revenues,	Revenue		2006 Revenues,
	Net of	Variances in:		Net of
	Royalties	Price (1)	Volume	Royalties

Produced Gas
Canada	$3,634	$294	$111	$4,039
United States	1,891	73	184	2,148

Total Produced Gas	$5,525	$367	$295	$6,187

Crude Oil and NGLs
Canada	$1,113	$440	$25	$1,578
United States	180	55	(27)	208

Total Crude Oil and NGLs	$1,293	$495	$(2)	$1,786

(1)	Includes the impact of realized financial hedging.
Three Months Ended September 30
The increase in liquids sales prices and natural gas realized financial commodity hedging gains accounts for the majority of the approximately 3 percent increase in revenues, net of royalties, in the third quarter of 2006 compared with the same period in 2005. The balance of the increase in revenues results from an increase in natural gas sales volumes.
Produced gas volumes in Canada increased slightly in the third quarter of 2006 mainly due to drilling success in the key resource plays of Coalbed Methane (“CBM”) in central and southern Alberta, Cutbank Ridge in northeast British Columbia and Bighorn in west central Alberta. Natural declines, planned turnarounds, unscheduled maintenance and weather related delays for the Shallow Gas and Greater Sierra key resource plays and conventional properties resulted in lower production volumes.
Produced gas volumes in the U.S. increased 9 percent in the third quarter of 2006 as a result of drilling success at Fort Worth, Piceance, East Texas and Jonah as well as the impact of property acquisitions in the Fort Worth Basin in late 2005.
North American crude oil and NGLs volumes were basically unchanged as a result of production increases at Foster Creek offset by the Pelican Lake royalty payout, lower production due to weather related delays in southern Alberta and natural declines. EnCana’s

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Pelican Lake property reached payout in April 2006 which increased the royalty payments to the Alberta Government and reduced EnCana’s net revenue interest crude oil volumes by approximately 6,000 bbls/d from the point of payout.
Nine Months Ended September 30
The increase in liquids sales prices and realized financial commodity hedging gains accounts for approximately 75 percent of the increase in revenues, net of royalties, in the nine months of 2006 compared with the same period in 2005. The balance of the increase in revenues results from an increase in natural gas sales volumes.
Produced gas volumes in Canada increased 3 percent in the nine months of 2006 mainly due to drilling success in the key resource plays of CBM, Cutbank Ridge and Bighorn. Natural declines, unscheduled maintenance and weather related delays resulted in lower production volumes from the Shallow Gas key resource play as well as conventional properties.
Produced gas volumes in the U.S. increased 9 percent in the nine months of 2006 as a result of drilling success at Fort Worth, Jonah, Piceance and East Texas as well as the impact of property acquisitions in the Fort Worth Basin in late 2005.
North American crude oil and NGLs volumes increased slightly as a result of production increases at Foster Creek and Senlac heavy oil properties. These increases were offset somewhat by the Pelican Lake royalty payout early in the second quarter of 2006, the dispositions of non-core Canadian conventional producing assets in June 2005, weather related delays in southern Alberta and natural declines.
Upstream Sales Volumes
Quarterly Sales Volumes

	2006			2005				2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Produced Gas (MMcf/d)	3,359	3,361	3,343	3,326	3,222	3,212	3,146	3,087
Crude Oil (bbls/d)	126,658	129,070	138,370	134,178	124,402	132,294	130,826	132,061
NGLs (bbls/d)	23,907	24,400	24,421	25,111	26,055	24,814	26,358	27,409

Continuing Operations (MMcfe/d) (1)	4,262	4,282	4,320	4,282	4,125	4,155	4,089	4,044

Discontinued Operations Ecuador (bbls/d) (2)	—	—	50,150	69,943	68,710	73,176	72,487	77,876
United Kingdom (BOE/d) (3)	—	—	—	—	—	—	—	13,927

Discontinued Operations (MMcfe/d) (1)	—	—	301	419	412	439	435	551

Total (MMcfe/d) (1)	4,262	4,282	4,621	4,701	4,537	4,594	4,524	4,595

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.

(2)	As the Ecuador sale occurred on February 28, 2006 only two months of volumes are included in Q1 2006.

(3)	Includes natural gas and liquids (converted to BOE).
Sales volumes from continuing operations in the third quarter of 2006 increased 3 percent or 137 MMcfe/d from the comparable period in 2005 due to:
•	Production from EnCana’s key resource plays increased 12 percent; 12 percent for natural gas and 10 percent for crude oil;

•	Drilling success in the key resource gas plays of CBM, Cutbank Ridge, Bighorn, Fort Worth, Piceance, East Texas and Jonah offset somewhat by natural declines, planned turnarounds, unscheduled maintenance and weather related delays for the Shallow Gas and Greater Sierra key resource plays; and

•	Expansion of Foster Creek facilities partially offset by the Pelican Lake royalty payout in April 2006.
Sales volumes from continuing operations in the nine months 2006 increased 4 percent or 165 MMcfe/d from the comparable period in 2005 for the following reasons:
•	Production from EnCana’s key resource plays increased 14 percent; 14 percent for natural gas and 18 percent for crude oil;

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
•	Drilling success in the key resource gas plays of CBM, Cutbank Ridge, Bighorn, Fort Worth, Jonah, Piceance and East Texas as well as the impact of property acquisitions in the Fort Worth Basin in late 2005; and

•	Expansion of Foster Creek facilities in the fourth quarter of 2005.
Key Resource Plays

	Daily Production
	2006				2005
	YTD	Q3	Q2	Q1	YTD	Q3	Q2	Q1

Natural Gas (MMcf/d)
Jonah	455	455	450	461	429	440	416	431
Piceance	324	331	324	316	300	302	302	300
East Texas	100	106	93	99	87	94	85	82
Fort Worth	102	104	108	93	64	66	63	61
Greater Sierra	214	209	224	208	217	225	228	195
Cutbank Ridge	160	167	173	140	81	105	80	56
Bighorn	88	97	95	72	55	57	53	56
CBM Integrated (1)	189	209	179	177	94	117	104	59
Shallow Gas	599	593	590	615	624	616	633	625

Oil (Mbbls/d)
Foster Creek	36	37	33	36	27	27	24	30
Christina Lake	6	6	6	6	5	6	7	4
Pelican Lake	25	23	22	29	25	27	27	21

Total (MMcfe/d)	2,628	2,668	2,601	2,609	2,298	2,381	2,312	2,197

(1)	CBM quarterly volumes restated to report commingled gas volumes from the coal and sand intervals based on regulatory approval.
Per Unit Results – Produced Gas
Three Months Ended September 30

	Canada			United States
		2006 vs			2006 vs
($ per thousand cubic feet)	2006	2005	2005	2006	2005	2005

Price (1)	$5.59	-22%	$7.18	$6.04	-20%	$7.51

Expenses
Production and mineral taxes	0.09	-10%	0.10	0.43	-43%	0.75
Transportation and selling	0.37	3%	0.36	0.57	16%	0.49
Operating	0.78	15%	0.68	0.59	7%	0.55

Netback	$4.35	-28%	$6.04	$4.45	-22%	$5.72

Gas Sales Volumes (MMcf/d)	2,162	2%	2,123	1,197	9%	1,099

(1)	Excludes the impact of realized financial hedging.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Per Unit Results – Produced Gas
Nine Months Ended September 30

	Canada			United States
	2006 vs			2006 vs
($ per thousand cubic feet)	2006	2005	2005	2006	2005	2005

Price (1)	$6.31	—	$6.33	$6.60	-2%	$6.73

Expenses
Production and mineral taxes	0.12	20%	0.10	0.49	-28%	0.68
Transportation and selling	0.36	-3%	0.37	0.52	13%	0.46
Operating	0.78	20%	0.65	0.64	28%	0.50

Netback	$5.05	-3%	$5.21	$4.95	-3%	$5.09

Gas Sales Volumes (MMcf/d)	2,178	3%	2,118	1,176	9%	1,075

(1)	Excludes the impact of realized financial hedging.
Three Months Ended September 30
EnCana’s North American natural gas price for the third quarter of 2006, excluding the impact of financial hedges, was $5.75 per Mcf, a decrease of 21 percent compared to the same period in 2005. North American realized financial commodity hedging gains on natural gas for the third quarter of 2006 were approximately $254 million or $0.82 per Mcf compared to losses of approximately $117 million or $0.39 per Mcf in the third quarter of 2005.
Natural gas per unit production and mineral taxes, which are generally calculated as a percentage of revenues, have decreased slightly in Canada for the third quarter of 2006 compared to the same period in 2005, mainly due to lower natural gas prices offset partially by the higher value of the Canadian dollar. Natural gas per unit production and mineral taxes in the U.S. decreased $0.32 per Mcf or 43 percent in the third quarter of 2006 compared to the same period in 2005 mainly as a result of reduced production and severance tax rates for Colorado properties.
Natural gas per unit transportation and selling costs for the U.S. increased $0.08 per Mcf or 16 percent for the third quarter of 2006 compared to the same period in 2005 primarily as a result of higher transportation costs on operated wells from Piceance, East Texas, Fort Worth and certain other Colorado properties.
Natural gas per unit operating expenses in Canada for the third quarter of 2006 were 15 percent or $0.10 per Mcf higher than the comparable period in 2005 as a result of the higher value of the Canadian dollar, increased industry activity, prior period equalizations and increased electricity rates. Natural gas per unit operating expenses in the U.S. increased 7 percent or $0.04 per Mcf for the third quarter of 2006 compared to the same period in 2005 mainly as a result of increased industry activity, higher water disposal costs, chemicals, salaries and repairs and maintenance expenses primarily in the Piceance area. Increases in operating costs in both Canada and the U.S. were offset partially by lower long-term compensation costs in the third quarter of 2006 compared to the same period in 2005 due to the lower EnCana share price.
Nine Months Ended September 30
EnCana’s North American natural gas price for the nine months 2006, excluding the impact of financial hedges, was $6.41 per Mcf, down slightly compared to the same period in 2005. North American realized financial commodity hedging gains on natural gas for the nine months 2006 were approximately $298 million or $0.33 per Mcf compared to losses of approximately $108 million or $0.12 per Mcf in the nine months of 2005.
Natural gas per unit production and mineral taxes increased $0.02 per Mcf or 20 percent in Canada for the nine months 2006 compared to the same period in 2005, mainly due to higher natural gas prices and the higher value of the Canadian dollar. Natural gas per unit production and mineral taxes in the U.S. decreased $0.19 per Mcf or 28 percent in the nine months 2006 compared to the same period in 2005 mainly as a result of reduced production and severance tax rates for Colorado properties.
Natural gas per unit transportation and selling costs for the U.S. increased $0.06 per Mcf or 13 percent for the nine months 2006 compared to the same period of 2005 primarily as a result of higher transportation costs on operated wells from Piceance, Fort Worth, East Texas and certain other Colorado properties. Natural gas transportation and selling costs in the U.S. include $14 million for the one time charge for the buyout of a third party physical gas contract in the first quarter of 2006, which had been in place since 2000. The buyout amount has not been included in the per unit calculation.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Natural gas per unit operating expenses in Canada for the nine months 2006 were 20 percent or $0.13 per Mcf higher than the comparable period in 2005 as a result of increased industry activity, the higher value of the Canadian dollar, increased salaries, property taxes and electricity rates. Natural gas per unit operating expenses in the U.S. increased 28 percent or $0.14 per Mcf for the nine months of 2006 compared to the same period in 2005 mainly as a result of increased industry activity, higher water disposal costs, higher salaries and benefits due to increased staffing levels, repairs and maintenance and workover expenses primarily in the Piceance area. Increases in operating costs in both Canada and the U.S. were offset partially by lower long-term compensation costs in the nine months of 2006 compared to the same period in 2005 due to the lower EnCana share price.
Per Unit Results – Crude Oil

	North America
	Three Months Ended September 30			Nine Months Ended September 30
	2006 vs			2006 vs
($ per barrel)	2006	2005	2005	2006	2005	2005

Price (1)	$48.74	8%	$45.16	$43.44	28%	$34.06

Expenses
Production and mineral taxes	0.81	69%	0.48	0.78	39%	0.56
Transportation and selling	1.74	51%	1.15	1.50	22%	1.23
Operating	9.55	48%	6.45	8.11	28%	6.32

Netback	$36.64	-1%	$37.08	$33.05	27%	$25.95

Crude Oil Sales Volumes (bbls/d)	126,658	2%	124,402	131,323	2%	129,151

(1)	Excludes the impact of realized financial hedging.
Three Months Ended September 30
The increase in EnCana’s North American crude oil price for the third quarter of 2006, excluding the impact of financial hedges, reflects the 14 percent increase in the benchmark WCS crude oil price compared to the same period in 2005. North American realized financial commodity hedging losses on crude oil were approximately $48 million or $3.45 per bbl for the third quarter of 2006 compared to losses of approximately $79 million or $5.70 per bbl for the comparable period in 2005.
Heavy oil sales in the third quarter of 2006 were unchanged from the comparable period of 2005, approximately 65% of total oil sales, with the increase in heavy oil production from Foster Creek being offset by the Pelican Lake royalty payout in April 2006.
North American crude oil per unit production and mineral taxes increased 69 percent or $0.33 per bbl in the third quarter of 2006 compared to the same period in 2005 primarily due to the impact of higher overall prices, increased production from the Weyburn and Senlac properties in Saskatchewan which are subject to freehold production tax and Saskatchewan resource tax and the higher value of the Canadian dollar.
North American crude oil per unit transportation and selling costs increased 51 percent or $0.59 per bbl in the third quarter of 2006 compared to the same period in 2005 primarily due to a higher proportion of Canadian heavy crude oil volumes being delivered to the U.S. Gulf Coast to capture higher selling prices and the higher value of the Canadian dollar.
North American crude oil per unit operating costs for the third quarter of 2006 increased 48 percent or $3.10 per bbl compared to the same period in 2005 mainly due to workovers at Foster Creek, increased electricity rates, a prior period adjustment for a non-operated property, increased industry activity, the higher value of the Canadian dollar and lower production from Pelican Lake as a result of the royalty payout in the second quarter of 2006. The increased proportion of crude oil volumes from SAGD projects, which have higher operating costs compared to EnCana’s other properties, also increased the overall crude oil per unit operating costs.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Nine Months Ended September 30
The increase in EnCana’s North American crude oil price for the nine months 2006, excluding the impact of financial hedges, reflects the 28 percent increase in the benchmark WCS crude oil price compared to the same period in 2005. North American realized financial commodity hedging losses on crude oil were approximately $141 million or $3.33 per bbl for the nine months of 2006 compared to losses of approximately $222 million or $5.25 per bbl for the comparable period in 2005.
Heavy oil sales in the nine months 2006 increased to 66 percent of total oil sales from 63 percent in the comparable period of 2005. This increase was mainly due to an increase in heavy oil production from the Foster Creek and Senlac properties combined with the dispositions of non-core conventional assets in June 2005 primarily producing light/medium oil offset by the Pelican Lake royalty payout in April 2006.
North American crude oil per unit production and mineral taxes increased 39 percent or $0.22 per bbl in the nine months 2006 compared to the same period in 2005 primarily due to the impact of higher overall prices, increased production from the Weyburn property in Saskatchewan which is subject to freehold production tax and Saskatchewan resource tax and the higher value of the Canadian dollar.
North American crude oil per unit transportation and selling costs increased 22 percent or $0.27 per bbl in the nine months 2006 compared to the same period in 2005 primarily due to a higher proportion of Canadian heavy crude oil volumes being delivered to the U.S. Gulf Coast to capture higher selling prices and the higher value of the Canadian dollar.
North American crude oil per unit operating costs for the nine months 2006 increased 28 percent or $1.79 per bbl compared to the same period in 2005 mainly due to workovers at Foster Creek, the higher value of the Canadian dollar, higher electricity rates, increased industry activity and lower production from Pelican Lake as a result of the royalty payout in the second quarter of 2006. The increased proportion of crude oil volumes from SAGD projects, which have higher operating costs compared to EnCana’s other properties, also increased the overall crude oil per unit operating costs.
Per Unit Results – NGLs
Three Months Ended September 30

	Canada			United States
		2006 vs			2006 vs
($ per barrel)	2006	2005	2005	2006	2005	2005

Price (1)	$55.95	18%	$47.39	$61.76	15%	$53.92

Expenses
Production and mineral taxes	—	—	—	4.42	-19%	5.46
Transportation and selling	0.74	54%	0.48	0.01	—	0.01

Netback	$55.21	18%	$46.91	$57.33	18%	$48.45

NGLs Sales Volumes (bbls/d)	11,387	-5%	11,924	12,520	-11%	14,131

(1)	Excludes the impact of realized financial hedging.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Per Unit Results — NGLs
Nine Months Ended September 30

	Canada			United States
		2006 vs			2006 vs
($ per barrel)	2006	2005	2005	2006	2005	2005

Price (1)	$53.29	26%	$42.39	$58.07	25%	$46.57

Expenses
Production and mineral taxes	—	—	—	4.05	-13%	4.68
Transportation and selling	0.69	68%	0.41	0.01	—	0.01

Netback	$52.60	25%	$41.98	$54.01	29%	$41.88

NGLs Sales Volumes (bbls/d)	11,665	-1%	11,779	12,577	-10%	13,962

(1)	Excludes the impact of realized financial hedging.
Three Months Ended September 30
The increase in NGLs realized prices in the third quarter of 2006 compared to the same period in 2005 generally correlates with higher WTI oil prices.
U.S. NGLs per unit production and mineral taxes in the U.S. decreased 19 percent or $1.04 per bbl in the third quarter of 2006 compared to the same period in 2005 mainly as a result of reduced production and severance tax rates for Colorado properties.
U.S. NGLs sales volumes decreased 11 percent as a result of natural declines at certain Colorado properties which have a high liquids component.
Nine Months Ended September 30
The increase in NGLs realized prices in the nine months 2006 compared to the same period in 2005 generally correlates with higher WTI oil prices.
U.S. NGLs per unit production and mineral taxes in the U.S. decreased 13 percent or $0.63 per bbl in the nine months 2006 compared to the same period in 2005 mainly as a result of reduced production and severance tax rates for Colorado properties.
U.S. NGLs sales volumes decreased 10 percent as a result of natural declines at certain Colorado properties which have a high liquids component.
Upstream Depreciation, Depletion and Amortization
DD&A expenses in the nine months 2006 increased $325 million or 17 percent from the same period in 2005 for the following reasons:
•	North American sales volumes increased 4 percent; and

•	Unit of production DD&A rates were $1.93 per Mcfe in the nine months of 2006 compared to $1.72 per Mcfe in the same period in 2005. Rates were higher in the nine months of 2006 compared to the same period of 2005 as a result of increased future development costs and the higher value of the Canadian dollar partially reduced by the effect of the Gulf of Mexico sale in May 2005.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Market Optimization

Financial Results	Three Months Ended		Nine Months Ended
($ millions)	September 30		September 30
	2006	2005	2006	2005

Revenues	$731	$1,112	$2,272	$2,850

Expenses
Transportation and selling	4	4	17	10
Operating	18	24	49	53
Purchased product	677	1,083	2,160	2,783

Operating Cash Flow	32	1	46	4

Depreciation, depletion and amortization	3	2	8	7

Segment Income (Loss)	$29	$(1)	$38	$(3)

Market Optimization results for the third quarter of 2006 and for the nine months of 2006 include power generation income of $13 million and $11 million respectively, reflecting very high Alberta power pool prices realized by the Company’s 100% owned Cavalier and 50% owned Balzac power plants.
On January 1, 2006, EnCana adopted Emerging Issues Task Force (“EITF”) Abstract No. 04-13 — Accounting for Purchases and Sales of Inventory with the Same Counterparty. The effect is to record purchases and sales of inventory that are entered into in contemplation of each other with the same counterparty on a net basis in the Consolidated Statement of Earnings. This change has been adopted prospectively and has no effect on the earnings of the reported periods. These purchases and sales are used to optimize transportation or fulfill marketing arrangements. As a result of the adoption of this policy, reported revenues and purchased product costs for the nine months of 2006 included offsets of $2,339 million.
Corporate

Financial Results	Three Months Ended		Nine Months Ended
($ millions)	September 30		September 30
	2006	2005	2006	2005

Revenues	$428	$(810)	$1,921	$(1,457)
Expenses
Operating	1	(1)	1	(3)
Depreciation, depletion and amortization	18	19	56	54

Segment Income (Loss)	$409	$(828)	$1,864	$(1,508)

Administrative	54	78	187	205
Interest, net	83	219	254	420
Accretion of asset retirement obligation	13	9	37	27
Foreign exchange (gain) loss, net	—	(212)	(158)	(61)
Stock-based compensation — options	—	4	—	12
(Gain) on dispositions	(304)	—	(321)	—
The nine months 2006 corporate revenues include $1,921 million in unrealized mark-to-market gains related to financial commodity hedge contracts compared with $1,457 million unrealized mark-to-market losses in the same period in 2005.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Summary of Unrealized Mark-to-Market Gains (Losses)

	Three Months Ended		Nine Months Ended
	September 30		September 30
($ millions)	2006	2005	2006	2005

Continuing Operations
Natural Gas	$348	$(861)	$1,820	$(1,425)
Crude Oil	80	51	101	(32)

	428	(810)	1,921	(1,457)
Expenses	—	(1)	2	(3)

	428	(809)	1,919	(1,454)
Income Tax Expense (Recovery)	146	(258)	661	(482)

Unrealized Mark-to-Market Gains (Losses)	$282	$(551)	$1,258	$(972)

Price volatility has impacted net earnings as a result of EnCana’s price risk management activities. On September 30, 2006 the forward price curve for the remainder of 2006 for WTI was basically unchanged from December 31, 2005 at $64.36 per bbl while NYMEX gas decreased by 48 percent to $5.72 per Mcf.
DD&A includes provisions for corporate assets such as computer equipment, office furniture and leasehold improvements.
Administrative expenses decreased $24 million in the third quarter and $18 million for the nine months ended September 30, 2006 compared to the same periods in 2005. The year-to-date decrease is primarily due to lower long-term compensation expenses of $37 million as a result of the lower EnCana share price offset by an increase of $15 million due to the change in U.S./Canadian dollar exchange rates. Administrative expenses in the nine months 2006 were $0.16 per Mcfe, compared with $0.18 per Mcfe in 2005.
Interest expense in the third quarter of 2006 decreased by $136 million from the same period in 2005 mainly as a result of a $121 million one time charge incurred in 2005 to retire certain medium term notes and lower outstanding debt in 2006 due to repayments using the sales proceeds from the Ecuador and gas storage dispositions. EnCana’s total long-term debt, including current portion, decreased $549 million to $6,227 million at September 30, 2006 compared with $6,776 million at December 31, 2005. EnCana’s 2006 year-to-date weighted average interest rate on outstanding debt was 5.7 percent, up from an average of approximately 5.3 percent in the same period in 2005 as a result of a higher proportion of fixed rate debt outstanding as well as increases in interest rates.
The foreign exchange gain of $158 million in the nine months ended September 30, 2006 is primarily due to the change in the U.S./Canadian dollar exchange rate applied to U.S. dollar denominated debt issued from Canada and by other miscellaneous gains offset by a foreign exchange loss which resulted when EnCana reduced its net investment in debt amounts owed to it by a foreign self-sustaining subsidiary. Under Canadian GAAP, EnCana is required to translate U.S. dollar denominated long-term debt issued from Canada into Canadian dollars at the period-end exchange rate. Resulting unrealized foreign exchange gains or losses are recorded in the Consolidated Statement of Earnings. Other foreign exchange gains and losses result from the settlement of foreign currency transactions and the translation of EnCana’s monetary assets and liabilities.
The gain on dispositions in 2006 relates to the dispositions of the Chinook heavy oil discovery offshore Brazil in the third quarter and the Entrega pipeline in the first quarter.
Income Tax
The effective tax rate for the nine months ended September 2006 is 25.6 percent compared to 27.5 percent for the equivalent period in 2005. The decrease is largely due to a decrease in future income tax expense of $457 million as a result of reductions in the Canadian federal and Alberta corporate tax rates which were enacted in the second quarter of 2006. The Canadian federal tax rate is to be reduced by one percent annually over the 2008 — 2010 period. The Alberta tax rate has been reduced from 11.5 percent to 10.0 percent effective April 1, 2006 .
Cash taxes included in cash flow for the nine months 2006 were $780 million compared to $435 million in the same period in 2005; an increase of $345 million due to the increased taxable income in 2006. An additional $49 million of cash tax was incurred in the third quarter 2006 resulting from the disposition of the Brazil operations compared to $591 million of cash tax in the second quarter 2005 as a result of the disposition of the Gulf of Mexico operations. These amounts are included in investing activities in the consolidated statement of cash flows.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Further information regarding EnCana’s effective tax rate can be found in Note 8 to the Interim Consolidated Financial Statements. Income tax is an annual calculation and EnCana’s effective rate in any year is a function of the relationship between the amount of net earnings before income taxes for the year and the magnitude of the items representing “permanent differences” that are excluded from the earnings which are subject to tax, either current or future. There are a variety of items of this type, including:
•	The effects of asset dispositions where the tax values of the assets sold differ from their accounting values;

•	Adjustments for the impact of legislative tax changes which have a prospective impact on future income tax obligations;

•	The non-taxable half of Canadian capital gains or losses; and

•	Items such as resource allowance and non-deductible crown payments where the income tax treatment is different from the accounting treatment.
Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are usually some tax matters under review. The Company believes that the provision for taxes is adequate.
Capital Expenditures
Capital Summary

	Three Months Ended		Nine Months Ended
	September 30		September 30
($ millions)	2006	2005	2006	2005

Upstream	$1,452	$1,390	$4,963	$4,168
Market Optimization	2	14	40	129
Corporate	20	34	49	49

Total Core Capital Expenditures	1,474	1,438	5,052	4,346
Acquisitions	12	179	298	217
Dispositions	(377)	(34)	(634)	(2,493)
Discontinued Operations	—	72	(2,415)	197

Net Capital Investment	$1,109	$1,655	$2,301	$2,267

EnCana’s capital investment for the nine months ended September 30, 2006 was funded primarily by cash flow.
Upstream Capital Expenditures
Capital spending during the third quarter and year-to-date was primarily focused on continued development of our North American key resource plays.
The $62 million increase in Upstream core capital expenditures in the third quarter of 2006 compared to 2005 was primarily due to:
•	Canadian core capital expenditures decreased $45 million including an increase of $65 million due to foreign exchange; and

•	U.S. core capital expenditures increased $105 million to $576 million primarily due to additional drilling and completion costs at Fort Worth related to the development of the Barnett Shale play, increased activity at Jonah upon receipt of the Bureau of Land Management Record of Decision approving further development of the field and the drilling of several deep gas wells at the Deep Bossier play in East Texas.
The $795 million increase in Upstream core capital expenditures for the nine months 2006 compared to 2005 was primarily due to:
•	Canadian core capital expenditures increased $386 million to $3.2 billion. The increased expenditures were mainly due to the change in the U.S./Canadian dollar exchange rate, higher drilling and completion costs as a result of industry activity levels and increased facility costs relating to facility expansions at Foster Creek and Bighorn, construction of a new gas plant at Cutbank Ridge and increased well tie-ins; and

•	U.S. core capital expenditures increased $397 million to $1.7 billion primarily due to additional drilling and completion costs at Fort Worth related to the development of the Barnett Shale play, increased activity at Jonah upon receipt of the Bureau of Land Management Record of Decision approving further development of the field and the drilling of several deep gas wells at the Deep Bossier play in East Texas.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Market Optimization Capital Expenditures
Expenditures were mostly focused on the completion of construction for the Entrega Pipeline prior to the sale in February 2006.
Corporate Capital Expenditures
Corporate capital expenditures have generally been directed to business information systems and leasehold improvements. In addition, 2005 and 2006 include certain purchases of land and costs related to the development of a Calgary office complex.
Acquisitions, Dispositions and Discontinued Operations
Acquisitions included minor property acquisitions in 2006 and 2005 while dispositions included the sale of the Entrega Pipeline in Colorado and the Brazil oil discovery in 2006 and the sale of the Gulf of Mexico assets and other minor property dispositions in 2005.
Included in Discontinued Operations are the dispositions of EnCana’s Ecuador and gas storage assets (discussed in the Discontinued Operations section of this MD&A) in 2006 with the proceeds reduced by capital spending prior to the sales.
Discontinued Operations
Discontinued operations in the Interim Consolidated Financial Statements include:
•	Ecuador

•	Midstream
EnCana’s 2006 net earnings for the nine months ended September 30 from discontinued operations were $581 million compared to $100 million in 2005 and include realized financial hedge gains of $3 million after-tax and unrealized financial hedge gains of $17 million after-tax.
Ecuador
On February 28, 2006 EnCana completed the sale of its interests in Ecuador operations for $1.4 billion before indemnifications and recorded a loss on sale of $47 million. During the second quarter, the Government of Ecuador seized the Block 15 assets, in relation to which EnCana previously held a 40 percent economic interest, from the operator. This was an event requiring indemnification under the terms of EnCana’s sale agreement with Andes Petroleum Company. During the third quarter EnCana paid the previously accrued indemnity claim of approximately $265 million calculated in accordance with the terms of the agreement. EnCana does not expect that any further significant indemnification payments relating to any other business matters addressed in the share sale agreements will be required to be made to the purchaser.

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2006	2005	2006	2005

Sales Volumes
Crude Oil (bbls/d)	—	68,710	16,533	71,443

($ millions)
Net Earnings (Loss) from Discontinued Operations (1) (3)	$—	$—	$(279)	$131
Capital Investment (2)	—	33	(1,116)	133

(1)	2006 Net Loss is a result of the sale and the 2005 Net Earnings are the result of operations.

(2)	Capital Investment in 2006 includes the net proceeds of disposition of $1.4 billion, reduced by the indemnity claim which was paid in the third quarter.

(3)	In accordance with Canadian generally accepted accounting principles, DD&A expense for Ecuador has not been recorded in the Consolidated Statement of Earnings for discontinued operations. Net earnings in the third quarter of 2005 were $123 million. Net earnings were reduced by a provision of $123 million to reflect the recoverable value of the Ecuador investment as of the July 1, 2005 sales date.
Midstream
On March 6, 2006 EnCana announced that it had reached an agreement to sell its gas storage business interests for approximately $1.5 billion. The sale, to a single producer, is subject to closing conditions and regulatory approvals and is expected to close in two stages. The first stage of the sale closed on May 12, 2006 for proceeds of approximately $1.3 billion. The second stage is expected to close following receipt of California regulatory approvals which are expected to be received later this year.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006

	Three Months Ended		Nine Months Ended
	September 30		September 30
($ millions)	2006	2005	2006	2005

Net Earnings (Loss) from Discontinued Operations (1)	$8	$(82)	$855	$(33)
Capital Investment	—	39	5	64

(1)	In accordance with Canadian generally accepted accounting principles, DD&A expense for the natural gas storage business has not been recorded in the Consolidated Statement of Earnings for discontinued operations.
Midstream’s net earnings from discontinued operations in 2006 mainly result from the gain on sale of the first stage of the gas storage operations in May 2006 which totaled $812 million after-tax. The 2005 comparative amounts also included the NGLs processing business, which was sold in December 2005.
Liquidity and Capital Resources

	Three Months Ended		Nine Months Ended
	September 30		September 30
($ millions)	2006	2005	2006	2005

Net cash provided by (used in)
Operating activities	$1,655	$1,215	$6,277	$4,014
Investing activities	(1,232)	(2,011)	(2,595)	(2,781)
Financing activities	(542)	626	(3,653)	(1,681)
Deduct: Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	—	(4)	—	(2)

Increase (decrease) in cash and cash equivalents	$(119)	$(174)	$29	$(450)

Operating Activities
Cash flow from continuing operations was $1,883 million during the third quarter of 2006 compared to $1,823 million for the same period in 2005. On a year-to-date basis cash flow from continuing operations was $5,301 million compared to $4,572 million for the same period in 2005. This increase in cash flow from continuing operations in 2006 was primarily due to increased revenues driven by higher liquids prices, realized financial commodity hedge gains and natural gas sales volumes partially reduced by lower natural gas prices, increased operating expenses and higher cash taxes. Cash flow from continuing operations comprises most of EnCana’s cash provided by operating activities.
Investing Activities
Net cash of $1,232 million was used for investing activities in the third quarter of 2006, a decrease of $779 million compared to the same period in 2005. Capital expenditures, including property acquisitions, decreased $131 million for the three months ended September 30, 2006. On a year-to-date basis cash flow used in investing activities was $2,595 million compared to $2,781 million for the same period in 2005.
Financing Activities
Total long-term debt as at September 30, 2006, including current portion, was reduced by revolving long-term debt repayments of $512 million and a fixed rate long-term debt repayment of $73 million since December 31, 2005. EnCana’s net debt adjusted for working capital was $6,261 million as at September 30, 2006 compared with $7,970 million at December 31, 2005. During the nine months 2006, EnCana purchased 61.1 million of its Common Shares for a total consideration of $2,973 million. The working capital deficit at September 30, 2006 was $34 million compared to a deficit of $1,267 million as at December 31, 2005.
On September 22, 2006 EnCana filed a multi-jurisdictional shelf prospectus whereby it may issue from time to time up to $2 billion of debt securities. This shelf prospectus replaces EnCana’s previous $2 billion debt shelf prospectus which expired on October 16, 2006. EnCana had available unused committed bank credit facilities in the amount of $3.6 billion and unused shelf prospectuses for up to $4.4 billion at September 30, 2006.
EnCana maintains investment grade credit ratings on its senior unsecured debt. Standard & Poor’s has assigned a rating of A- with a ‘Negative Outlook’, Dominion Bond Rating Services has assigned a rating of A(low) with a ‘Stable Trend’ and Moody’s has assigned a rating of Baa2 ‘Stable’.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Financial Metrics

	September 30	December 31
	2006	2005

Net Debt to Capitalization	25%	33%
Net Debt to Adjusted EBITDA (1)	0.5x	1.1x

(1)	Adjusted EBITDA is a non-GAAP measure that is defined as earnings from Continuing Operations before gain on dispositions, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.
Net Debt to Capitalization and Net Debt to Adjusted EBITDA are two ratios Management uses to steward the Company’s overall debt position as measures of the Company’s overall financial strength.
Outstanding Share Data

September 30
(millions)	2006

Common shares outstanding, beginning of year	854.9
Issued under option plans	6.3
Shares purchased (Normal Course Issuer Bid)	(61.1)

Common shares outstanding, end of period	800.1

Weighted average common shares outstanding – diluted	845.6

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. There were no Preferred Shares outstanding as at September 30, 2006.
Employees and directors have been granted options to purchase Common Shares under various plans. At September 30, 2006, 14.1 million options without Tandem Share Appreciation Rights (“TSAR”) attached were outstanding, of which 13.9 million are exercisable.
Long-term incentives may be granted to EnCana employees in the form of stock options and Performance Share Units (“PSUs”). Stock options granted since 2004 have an associated TSAR attached and employees may elect to exercise either the stock option or the associated Share Appreciation Right (“SAR”). Stock option exercises result in the issuance of new Common Shares while TSAR exercises result in cash payments by the Company. PSUs will not result in the issuance of new Common Shares by the Company as shares are purchased through a trust for payment, should performance considerations be met.
EnCana has obtained regulatory approval under Canadian securities laws to purchase Common Shares under four consecutive NCIBs which commenced in October 2002 and may continue until October 31, 2006. As of September 30, 2006 EnCana had purchased approximately 61.1 million Common Shares and had 800.1 million Common Shares outstanding.
EnCana pays quarterly dividends to shareholders at the discretion of the Board of Directors. These dividends totaled $226 million in the nine months 2006 and $174 million for the same period in 2005. These dividends were funded by cash flow.
Normal Course Issuer Bid

	Share Purchases
	Three Months Ended		Nine Months Ended
	September 30		September 30
(millions)	2006	2005	2006	2005

Bid expired October 2005	—	10.5	—	55.2
Bid expiring October 2006	17.4	—	61.1	—

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Contractual Obligations and Contingencies
EnCana has entered into various commitments primarily related to debt, demand charges on firm transportation agreements, capital commitments and marketing agreements.
Included in EnCana’s total long-term debt commitments of $6,227 million at September 30, 2006 are $913 million in commitments related to Commercial Paper. These amounts are fully supported and Management expects that they will continue to be supported by revolving credit and term loan facilities that have no repayment requirements within the next year. Further details regarding EnCana’s long-term debt are described in Note 9 to the Interim Consolidated Financial Statements.
As at September 30, 2006, EnCana remained a party to long-term, fixed price, physical contracts with a current delivery of approximately 38 MMcf/d with varying terms and volumes through 2017. The total volume to be delivered within the terms of these contracts is 128 Bcf at a weighted average price of $3.93 per Mcf. At September 30, 2006 these transactions had an unrealized loss of $288 million.
Leases
As a normal course of business, EnCana leases office space for personnel who support field operations and for corporate purposes.
Legal Proceedings
EnCana is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
California
As disclosed previously, in July 2003, the Company’s indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), concluded a settlement with the U.S. Commodity Futures Trading Commission (“CFTC”) of a previously disclosed CFTC investigation whereby WD agreed to pay a civil monetary penalty in the amount of $20 million without admitting or denying the findings in the CFTC’s order.
EnCana Corporation and WD are defendants in a lawsuit filed by E. & J. Gallo Winery in the United States District Court in California, further described below. The Gallo lawsuit claims damages in excess of $30 million. California law allows for the possibility that the amount of damages assessed could be tripled.
Along with other energy companies, EnCana Corporation and WD are defendants in several other lawsuits relating to sales of natural gas in California from 1999 to 2002 (some of which are class actions and some of which are brought by individual parties on their own behalf). As is customary, these lawsuits do not specify the precise amount of damages claimed. The Gallo and other California lawsuits contain allegations that the defendants engaged in a conspiracy with unnamed competitors in the natural gas and derivatives market in California in violation of U.S. and California anti-trust and unfair competition laws.
In the Gallo action, the decision dealing with the issue of whether the scope of the Federal Energy Regulatory Commission’s exclusive jurisdiction over natural gas prices precludes the plaintiffs from maintaining their claims is on appeal to the United States Court of Appeals for the Ninth Circuit. The Gallo lawsuit is stayed pending this appeal.
Without admitting any liability in the lawsuits, WD has paid $20.5 million to settle the class action lawsuits that were consolidated in San Diego Superior Court. WD has also agreed to pay $2.4 million to settle the class action lawsuits filed in the United States District Court in California, without admitting any liability in the lawsuits, subject to final documentation and approval by the United States District Court. The individual parties who had brought their own actions are not parties to these settlements.
New York
WD was a defendant in a consolidated class action lawsuit filed in the United States District Court in New York. The consolidated New York lawsuit claims that the defendants’ alleged manipulation of natural gas price indices affected natural gas futures and option contracts traded on the NYMEX from 2000 to 2002. EnCana Corporation was dismissed from the New York lawsuit, leaving WD and several other companies unrelated to EnCana Corporation as the remaining defendants. Without admitting any liability in the lawsuit, WD agreed to pay $8.2 million to settle the New York class action lawsuit. Final documentation and approval by the New York District Court have been obtained and WD has paid the stated settlement amount.
Based on the aforementioned settlements, a total of $31 million has been expensed. EnCana Corporation and WD intend to vigorously defend against the remaining outstanding claims; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Accounting Policies and Estimates
On January 1, 2006, the Company adopted EITF Abstract No. 04-13 – Accounting for Purchases and Sales of Inventory with the Same Counterparty. As of January 1, 2006, purchases and sales of inventory with the same counterparty that are entered into in contemplation of each other are recorded on a net basis in the Consolidated Statement of Earnings. This change has been adopted prospectively and has no effect on the net earnings of the reported periods.
Risk Management
EnCana’s results are affected by
•	financial risks (including commodity price, foreign exchange, interest rate and credit risks)

•	operational risks

•	environmental, health, safety and security risks

•	reputational risks
EnCana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. As a means of mitigating exposure to commodity price risk volatility, the Company has entered into various financial instrument agreements. The details of these instruments, including any unrealized gains or losses, as of September 30, 2006, are disclosed in Note 14 to the Interim Consolidated Financial Statements. EnCana does not use derivative financial instruments for speculative purposes.
EnCana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use, in the case of commodities, to the mitigation of price risk to achieve targeted investment returns and growth objectives, while maintaining prescribed financial metrics.
With respect to transactions involving proprietary production or assets, the financial instruments generally used by EnCana are swaps or options which are entered into with major financial institutions, integrated energy companies or commodities trading institutions.
Commodity Price
To partially mitigate the natural gas commodity price risk, the Company enters into swaps which fix the AECO and NYMEX prices and put options which fix the range of AECO and NYMEX prices. To help protect against widening natural gas price differentials in various production areas, EnCana has entered into swaps to fix the AECO and Rockies price differential from the NYMEX price. Physical contracts relating to these activities had an unrecognized gain of $21 million at September 30, 2006.
EnCana has also entered into contracts to purchase and sell natural gas as part of its daily ongoing operations of the Company’s proprietary production management. Physical contracts associated with this activity had an unrecognized gain of $30 million at September 30, 2006.
For crude oil price risk, the Company has partially mitigated its exposure to the WTI NYMEX price for a portion of its oil production with fixed price swaps, purchased call options to allow participation at higher WTI levels and put options.
Foreign Exchange
As a means of mitigating the exposure to fluctuations in the U.S. to Canadian exchange rate, EnCana may enter into foreign exchange contracts. The Company also enters into foreign exchange contracts in conjunction with crude oil marketing transactions. Gains or losses on these contracts are recognized when the difference between the average month spot rate and the rate on the date of settlement is determined.
EnCana also maintains a mix of both U.S. dollar and Canadian dollar debt which helps to offset the exposure to the fluctuations in the U.S./Canadian dollar exchange rate. In addition to direct issuance of U.S. dollar denominated debt, the Company has entered into cross currency swaps on a portion of its debt as a means of managing the U.S./Canadian dollar debt mix.
Interest Rates
The Company partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. EnCana has entered into interest rate swap transactions from time to time as an additional means of managing the fixed/floating rate debt portfolio mix.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Credit Risk
EnCana is exposed to credit related losses in the event of default by counterparties. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties credit quality and transactions that are fully collateralized. A substantial portion of EnCana’s accounts receivable is with customers in the oil and gas industry.
Operational Risks
EnCana mitigates operational risk through a number of policies and processes. As part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk and engineering risk. In addition, the asset teams undertake a process called Lookback and Learning. In this process, each asset team undertakes a thorough review of their previous capital program to identify key learnings, which often includes operational issues that positively and negatively impacted the project’s results. Mitigation plans are developed for the operational issues which had a negative impact on results. These mitigation plans are then incorporated into the current year plan for the project. On an annual basis, these Lookback results are analyzed for EnCana’s capital program with the results and identified learnings shared across the Company.
Projects include a Business Risk Burden that is intended to account for the unforeseen risks. The amount of Business Risk Burden that is used on a particular project depends on the project’s history of Lookback results and the type of expenditure. A peer review process is used to ensure that capital projects are appropriately risked and that knowledge is shared across the Company. Peer reviews are undertaken primarily for exploration projects and early stage resource plays, although they may occur for any type of project.
EnCana also partially mitigates operational risks by maintaining a comprehensive insurance program.
Environment, Health, Safety and Security Risks
These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, EnCana maintains a system that identifies, assesses and controls safety and environmental risk and requires regular reporting to senior management and the Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of EnCana’s Board of Directors recommends approval of environmental policy and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to an environmental event and remediation/reclamation strategies are utilized to restore the environment.
Security risks are managed through a Security Program designed to protect EnCana’s personnel and assets. EnCana has established an Investigations Committee with the mandate to address potential violations of Company policies and practices and an Integrity Hotline that can be used to raise any concerns regarding EnCana’s operations, accounting or internal control matters.
Climate Change
The Federal Government is currently developing a framework that outlines its clean air and climate change action plan. Currently there are few technical details regarding the implementation of the Government’s plan to regulate industrial greenhouse gas (GHG) emissions, but they have made a commitment to work with industry to develop the specifics.
As this federal program is under development, EnCana is unable to predict the total impact of the potential regulations upon its business; therefore, it is possible that the Corporation could face increases in operating costs in order to comply with greenhouse gas emissions legislation. However, EnCana in cooperation with the Canadian Association of Petroleum Producers will continue to work with the Government to develop an approach to deal with climate change issues which protects the industry’s competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector. We do not anticipate that the cost implications of government climate change plans will have a material impact on operations or future growth plans.
EnCana will continue our activity to reduce our emissions intensity and improve our energy efficiency. Our efforts with respect to emissions management are founded on three key elements:
•	our significant weighting in natural gas and our high quality in-situ oilsands assets;

•	we are recognized as an industry leader in CO2 sequestration; and

•	our focus on the development of technology to reduce GHG emissions.
EnCana is committed to transparency with its stakeholders and will keep them apprised of how these issues affect operations. Additional detail on EnCana’s greenhouse gas emissions is available in the Corporate Responsibility Report that was published in the second quarter of 2006. The Report is available on www.encana.com.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Reputational Risks
EnCana takes a pro-active approach to the identification and management of issues that affect the Company’s reputation and has established consistent and clear procedures, guidelines and responsibility for identifying and managing these issues. Issues affecting or with the potential to affect EnCana’s reputation are generally either emerging issues that can be identified early and then managed or unforeseen issues that arise unexpectedly and must be managed on an urgent basis.
Outlook
EnCana plans to continue to focus principally on growing natural gas production from unconventional resource plays in North America and developing its high quality in-situ oilsands resources. EnCana is continuing to evaluate marketing, development and other options that will help expand the development of the oilsands resources.
Volatility in crude oil prices is expected to continue throughout 2006 as a result of market uncertainties over supply and refining disruptions, continued demand growth in China, OPEC actions, demand destruction from high energy prices and the overall state of the world economies. In the near term, the new pipeline capacity to the U.S. Gulf Coast should reduce the volatility on Canadian crude oil relative to world oil prices.
Natural gas prices are primarily driven by North American supply and demand, with weather being the key factor in the short term. EnCana believes that North American conventional gas supply has peaked in the past two years and that unconventional resource plays can at least partially offset conventional gas production declines. The industry’s ability to respond to the gas supply constrained situation in North America remains challenged by land access and regulatory issues.
The Company expects its 2006 core capital investment program to be funded from cash flow.
EnCana’s results are affected by external market factors, such as fluctuations in the prices of crude oil and natural gas, as well as movements in foreign currency exchange rates and inflationary pressures on service costs.
Advisories
FORWARD-LOOKING STATEMENTS
In the interest of providing EnCana shareholders and potential investors with information regarding the Company and its subsidiaries, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: projections with respect to growth of natural gas production from unconventional resource plays and in-situ oilsands resources; projected production volumes in 2006 for natural gas, crude oil and NGLs in Canada and the United States; projections relating to the volatility of crude oil prices in 2006 and beyond and the reasons therefor; the Company’s projected capital investment levels for 2006 and the source of funding therefor; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the Company’s defence of lawsuits; the impact of the Kyoto Accord on operating costs; the adequacy of the Company’s provision for taxes; the Company’s plans to divest of its remaining natural gas storage assets in California and the date for receipt of regulatory approvals in respect thereof; projections relating to the use of proceeds therefrom, including debt repayment; the impact of new pipeline capacity to the U.S. Gulf Coast on future Canadian crude oil prices; projections that the Company’s Bankers’ Acceptances and Commercial Paper Program will continue to be fully supported by committed credit facilities and term loan facilities; and projections relating to North American conventional natural gas supplies and the ability of unconventional resource plays to partially offset future conventional gas production declines. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon EnCana’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved; the Company’s and its subsidiaries’ ability to replace and expand oil and gas reserves; the ability of EnCana and ConocoPhillips to successfully negotiate and execute final definitive agreements relating to the integrated North American heavy oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology; the Company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the Company and its subsidiaries operate and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Statements relating to “reserves” or “resources” or “resource potential” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and except as required by law EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
OIL AND GAS INFORMATION
EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (“NI 51-101”). The reserves quantities disclosed by EnCana represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
Crude Oil, Natural Gas Liquids and Natural Gas Conversions
In this MD&A, certain crude oil and natural gas liquids (“NGLs”) volumes have been converted to millions of cubic feet equivalent (“MMcfe”) or thousands of cubic feet equivalent (“Mcfe”) on the basis of one barrel (“bbl”) to six thousand cubic feet (“Mcf”). Also, certain natural gas volumes have been converted to barrels of oil equivalent (“BOE”), thousands of BOE (“MBOE”) or millions of BOE (“MMBOE”) on the same basis. MMcfe, Mcfe, BOE, MBOE and MMBOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.
Resource Play, Estimated Ultimate Recovery, and Unbooked Resource Potential
EnCana uses the terms resource play, estimated ultimate recovery and unbooked resource potential. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (“EUR”) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. EnCana defines Unbooked Resource Potential as quantities of oil and gas on existing landholdings that are not yet classified as proved reserves, but which EnCana believes may be moved into the proved reserves category and produced in the future. EnCana employs a probability-weighted approach in the calculation of these quantities, including statistical distributions of resource play potential and areal extent. Consequently, EnCana’s unbooked resource potential necessarily includes quantities of probable and possible reserves and contingent resources, as these terms are defined in the Canadian Oil and Gas Evaluation Handbook.
CURRENCY, NON-GAAP MEASURES AND REFERENCES TO ENCANA
All information included in this MD&A and the Interim Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after-royalties basis unless otherwise noted. Sales forecasts reflect the mid-point of current public guidance on an after royalties basis. Current Corporate Guidance assumes a U.S. dollar exchange rate of $0.88 for every Canadian dollar.
Non-GAAP Measures
Certain measures in this MD&A do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles (“Canadian GAAP”) such as Cash Flow from Continuing Operations, Cash Flow, Cash Flow per share-diluted, Operating Earnings and Operating Earnings per share-diluted, Operating Earnings from Continuing Operations and Adjusted EBITDA and therefore are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this MD&A in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this MD&A as these measures are discussed and presented.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2006
References to EnCana
For convenience, references in this MD&A to “EnCana”, the “Company”, “we”, “us” and “our” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of EnCana Corporation, and the assets, activities and initiatives of such Subsidiaries.
ADDITIONAL INFORMATION
Further information regarding EnCana Corporation can be accessed under the Company’s public filings found at www.sedar.com and on the Company’s website at www.encana.com.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)